Brandon Lombardi
Tel. 602.445.8335
Fax. 602.445.8679
LombardiB@gtlaw.com
April 23, 2010
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Lauren Nguyen

Re:	Roadrunner Transportation Systems, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-152504 Filed on April 5, 2010
Dear Ms. Nguyen:
          We express our appreciation for your review of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on Form S-1 of Roadrunner Transportation Systems, Inc. (the “Company”). On behalf of the Company, we are responding to comments on Amendment No. 4 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2010. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, we have enclosed courtesy copies of Amendment No. 5 to the Registration Statement (the “Amendment”) marked to show changes from Amendment No. 4.
Prospectus
Prospectus Summary
1.	Staff Comment: Please revise the last sentence of the first paragraph to disclose net income for the periods ended December 31, 2008 and 2009, rather than or in addition to operating income. Make similar changes throughout the summary where you have referred to operating income.

Company Response: Pursuant to your request, the Company has revised the last sentence of the first paragraph of the prospectus summary to delete the prior references to the amount of the Company’s operating income, as well as to include a reference to the Company’s improvement from a net loss in 2008 to net income in 2009. The Company also deleted the prior references to the 2009 operating income of the Company’s two operating segments. The Company respectfully advises the Staff that it does not calculate net income at the segment level.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 23, 2010

2.	Staff Comment: Please refrain from referring to compound growth rates in the final carry-over paragraph on page 1 and elsewhere, as these figures merely reflect 2 snapshots in time and do not provide a full picture of the intervening period.

Company Response: Pursuant to your request, the Company has replaced the prior references to compound growth rates for the third-party logistics industry throughout the prospectus with specific dollar amounts, and added a description of the growth throughout the intervening period. In addition, although Armstrong & Associates has not published data for 2009, the Company has added disclosure that, based on its industry knowledge, in 2009 there was a sector decline. Further, the Company has revised the disclosure to delete prior references to the compound growth rate of GTS’ revenues.
Our Competitive Strengths
3.	Staff Comment: In light of your net income results for the last 2 fiscal years, and certain negative trends discussed elsewhere in the prospectus, such as declines in over-the-road freight tonnage and a competitive pricing environment, please revise to provide a more balanced picture of your business and industry in general, including challenges you face as you seek to become profitable.

Company Response: Pursuant to your request, the Company has revised the “Our Competitive Strengths” section of the prospectus summary to provide a more balanced picture of its business and industry. Among other things, the Company has included a reference to its net loss in 2008, the decline in LTL tonnage and increased pricing pressures during that period, and other negative industry trends.
Our History
4.	Staff Comment: Please remove the final sentence of the first paragraph in this section as you are not able to provide sufficient context for the statement in a summary. If you choose to include your projections elsewhere in the document, please revise to provide sufficient discussion to explain the basis for your projections and associated risks that your projections will not be realized.

Company Response: Pursuant to your request, the Company has deleted from the prospectus summary the prior discussion of the Company’s expectations for Bullet in 2010. In addition, the Company has revised the language previously included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments and Outlook” to appear in all capital letters in order to better highlight the risks that the Company’s expectations for Bullet and GTS will not be realized. The Company respectfully advises the Staff that the MD&A includes a discussion of the bases for those expectations. Further, the Company has added a new risk factor on page 14 of the prospectus relating to the expectations and included a cross reference to such risk factor in the MD&A.
GTS Merger
5.	Staff Comment: Please remove the final sentence of this section as you are not able to provide sufficient context for the statement in a summary. If you choose to include your projections about cost synergies elsewhere in the document, please revise to provide sufficient discussion to explain the basis for your projections and associated risks that your projections will not be realized. In addition, please disclose net income for Bullet in the immediately preceding sentence.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 23, 2010

Company Response: Pursuant to your request, the Company has deleted from the prospectus summary the prior discussion of the Company’s expectations for GTS in 2010, and has also included GTS’ 2009 net loss. In addition, the Company made the revisions discussed in the response to Staff Comment 4 above. Finally, in the discussion of Bullet under “Our History,” the Company has repeated the language from page F-11 of the prospectus to the effect that the impact of Bullet on the Company’s net income for the period January 1, 2009 through December 10, 2009 would not have been material.
Summary Consolidated Financial and Other Data
6.	Staff Comment: Disclose in a note to the Capitalization table, if true, that the GTS merger is conditioned upon consummation of the IPO, thus the reason for presenting the as adjusted for the offering column preceding the column for the as adjusted for the GTS merger.

Company Response: Pursuant to your request, the Company has included a new footnote (a) to the Capitalization table on page 19 of the prospectus indicating that the GTS Merger is conditioned upon consummation of the offering.

7.	Staff Comment: Refer to your response to our prior comment 4. We note footnote (b), which explains the computation of adjusted pro forma earnings per share. You state that the computation assumes “the issuance of shares in this offering.” We would expect it to assume only the issuance of those shares in the offering whose proceeds are to be used to pay down your outstanding debt. That is, any shares whose proceeds are to be used for any other purpose, including the repayment of GTS debt, if any, and/or the payment of transaction fees to affiliates should be excluded from the computation. Please confirm that your computation is consistent with our expectations and revise your footnote to clarify that fact.

Company Response: Pursuant to your request, the Company has revised footnote (b) on page 7 of the prospectus to clarify that all of the net proceeds from the offering will be used to retire existing Company indebtedness. Supplementally, the Company respectfully advises the Staff that borrowings under the Company’s anticipated new credit facility will be used to retire the remaining Company and GTS debt and pay the referenced $3.5 million of transaction fees.

8.	Staff Comment: We would also expect the elimination of only that portion of the interest expense and related tax benefit associated with outstanding debt retired using the proceeds of the offering and not through borrowings using your new credit facility. Please confirm that your computation is consistent with our expectation.

Company Response: The Company respectfully advises the Staff that the calculation of “pro forma earnings per share (as adjusted)” reflects the reduction of interest expense (and the related tax benefit) solely to the extent related to the retirement of debt with offering proceeds and not borrowings under the anticipated new credit facility.
Risk Factors
9.	Staff Comment: It appears that you may intend to use all of the proceeds of this offering to pay off indebtedness and to make payments to related parties. If this is true, please include a risk factor discussing the fact that none of the offering proceeds will be available to you in the operation of your business or for future expansion, acquisition, or other plans to improve your business.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 23, 2010

Company Response: Pursuant to your request, the Company has included a new risk factor on page 14 of the prospectus entitled “None of the proceeds from this offering will be available to us in the operation of our business.”
Capitalization Table
10.	Staff Comment: We note your revisions made in response to our prior comments 8 and 9. We also note your inclusion within the table of the line item ‘Newly issued common stock...’ under the heading Redeemable common stock. Expand the narrative discussion to further clarify, if true, that your Class A redeemable common stock outstanding on an actual basis at December 31, 2009, is assumed to be entirely converted into such number of newly issued redeemable common shares, and disclose or provide a cross-reference to the terms of redemption of these newly issued redeemable common shares. Reference is made to the third paragraph under Common Stock on page 65.

Company Response: Pursuant to your request, the Company has revised “Capitalization” on page 19 of the prospectus to include a new footnote (f), which explains that the contractual redemption requirements of the redeemable Class A common stock will continue to be applicable to all of the shares of the Company’s newly authorized common stock issued upon the automatic conversion of the redeemable Class A common stock in connection with the offering.
Management’s Discussion and Analysis
Company Overview
11.	Staff Comment: We have reviewed your response to prior comments 10 and 11 with respect to the significance of the acquisitions of GTS and Bullet Freight Systems, Inc. However, with respect to your conclusion and belief that omission of the audited financial statements of the three recent acquisitions made by GTS would not render the Form S-1 Registration Statement misleading or substantially incomplete, it is unclear as to your basis given that these acquisitions, individually and in the aggregate are significant to GTS using the significance tests under Rule 1-02(w) of Regulation S-X, notwithstanding the conclusion of the insignificance of GTS to the Company. Please further explain to us why omission of these financial statements would not impair an investors understanding of the relevance of GTS and its acquirees and the pending GTS merger to your current and future operations. We again note that the GTS merger will now result in a new segment with substantial operations.

Company Response: The Company reaffirms its belief that the omission of the historical financial statements of GTS’ three relatively minor recently acquired businesses individually and in the aggregate does not render the financial statements of the Company or its Registration Statement misleading or substantially incomplete. The Company’s belief is based primarily on the value and financial contribution of GTS, after consideration of the three acquisitions, relative to the Company and the combined organization.

In the Company's previous response letter to the Staff dated April 2, 2010, the Company included its calculations under each of the three significance tests prescribed by Rule 1-02(w) of Regulation S-X with respect to GTS and its three acquisitions. Those calculations are supportive of the Company's conclusion. The Company believes that the operating results of the Company and GTS for the first quarter of 2010 supports the Company's assertion on a current and prospective basis. First quarter preliminary results, which in the case of GTS reflect its 2009 acquisitions of MESCA Freight Services, LLC and Great Northern Transportation Services, Inc. and the February 12, 2010 acquisition of Alpha Freight Systems, Inc., are as follows ($ in millions):

Securities and Exchange Commission
Attention: Lauren Nguyen
April 23, 2010

	Company	GTS	Combined
Revenues	$127.2	$14.2	$141.4
% of total	90.0%	10.0%	100.0%

Operating income	$6.5	$0.8	$7.3
% of total	89.0%	11.0%	100.0%

Pre-tax income	$2.7	$0.5	$3.2
% of total	84.4%	15.6%	100.0%
The Company’s expectation is that GTS’ financial performance during Q1 2010 relative to the Company’s financial performance will continue for the balance of the year. The Company believes this further supports its assertion that the three GTS acquisitions are not significant to the Company’s financial statements or its Registration Statement.

Further supporting that GTS, after taking into account its recent acquisitions, is not significant from a financial perspective to the current and future operations of the Company is the fact that, based on the GTS merger exchange ratios, the relative valuation of GTS (including its recent acquisitions) to the valuation of the combined entity taken as a whole is 14.2%. The GTS merger exchange ratios and such relative valuation were determined based upon an evaluation of the current and prospective financial performance of GTS, including its acquisitions, and the Company and further supported by: (i) negotiations between respective minority stockholders of GTS and the Company, (ii) the approval by the respective boards of GTS and the Company, and (iii) an independent fairness opinion. The relative valuation and resulting exchange ratios were utilized to allocate the prospective post-merger shares between GTS and Company stockholders.

While the financial performance of GTS is not significant to the Company, GTS will expand the Company’s current service offerings post-merger and the Company expects that GTS will be managed from an operating and financial reporting perspective as a separate line of business. Accordingly, the Company expects to report GTS’ revenues and operating income as a separate financial reporting segment once the merger is complete.

Finally, since the 2009 financial statements of GTS are not significant to the Company’s financial statements and are not required to be reported in its Registration Statement per Rule 1-02(w) of Regulation S-X, the Company has included added disclosure related to first quarter and full year 2010 expectations for GTS’ revenues and operating income (which expectations include the results of GTS’ acquired businesses) in the Registration Statement to give a potential investor a perspective of GTS’ relative contribution to the anticipated overall financial performance of the Company.
Liquidity and Capital Resources
12.	Staff Comment: Please expand the second paragraph to specifically disclose that you intend to prepay all of the outstanding senior subordinated and junior subordinated notes, and the outstanding balance under your existing credit facility with a portion of the net proceeds of this offering, and that a portion of the borrowings under the new credit facility will be used to retire the balance of your debt that remains outstanding (please specify the debt that will remain following application of the net proceeds of the IPO) and to retire all

Securities and Exchange Commission
Attention: Lauren Nguyen
April 23, 2010

of GTS’ outstanding debt. Reference is made to “Use of Proceeds.” In this regard, further clarify that you will have no debt outstanding, other than such borrowings under the new credit facility, in connection with or upon consummation of the IPO and application of the net proceeds therein, and the GTS merger.

Company Response: Pursuant to your request, the Company has revised the “Liquidity and Capital Resources” section of the MD&A to better describe the use of proceeds to retire outstanding indebtedness and to clarify that the Company will have no indebtedness outstanding following the offering other than borrowings under its new credit facility.
New Credit Facility
13.	Staff Comment: Revise to update your disclosure regarding the new credit facility to include the material terms and covenants of the related material agreement.

Company Response: Pursuant to your request, the Company has revised its description of the anticipated new credit facility to include the material terms and covenants.
Contractual Obligations
14.	Staff Comment: Please consider providing a pro forma contractual obligations table that reflects the application of the offering proceeds and new credit facility.

Company Response: Pursuant to your request, the Company has added a footnote to the “Contractual Obligations” table to reflect the application of the offering proceeds and the anticipated new credit facility.
Exhibit 5.1
15.	Staff Comment: Please revise sentence number (iii) in the third paragraph as due issuance appears fundamental to a finding of valid issuance.

Company Response: Pursuant to your request, counsel has revised clause (iii) in the third paragraph to remove the term “issued.”
16.	Staff Comment: We note your response to prior comment 28 and reissue in part. Please have counsel revise to also state that the portion of the common shares to be sold by the selling stockholders pursuant to the registration statement have been duly authorized.

Company Response: Pursuant to your request, counsel has revised the opinion to state that the portion of the common shares to be sold by the selling stockholders have been duly authorized by all necessary corporate action of the Company.
Age of Financial Statements
17.	Staff Comment: Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Company Response: The Company acknowledges that it will continue to observe the financial statement updating requirements set forth in Regulation S-X.

Securities and Exchange Commission
Attention: Lauren Nguyen
April 23, 2010

Consents of Independent Registered Public Accounting Firm
18.	Staff Comment: Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. Please ensure that the Company’s new name is accurately presented as Roadrunner Transportation Systems, Inc.

Company Response: Pursuant to your request, the Amendment contains a currently dated accountants’ consent and the Company acknowledges its obligation to keep manually signed consents on file for five years. In addition, the Company’s new name is accurately presented in the accountants’ consent.
* * * * *
          Please note that the Company has included certain changes to the Amendment other than those in response to the Staff’s comments.
          The Company acknowledges your references regarding requests for acceleration of the registration statement, including to Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration, and will provide any acceleration request at least two business days in advance of the requested effective date.
          Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8335 or Bruce Macdonough of our office at (602) 445-8305.
Sincerely,
/s/ Brandon Lombardi
Brandon Lombardi
For the Firm

cc:	Beverly Singleton (w/enclosure) Mark DiBlasi (w/enclosure)